Exhibit 11

OURPET'S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011

Net income (loss)	$(130,097)	$(285,055)	$(39,915)	$273,329

Preferred Stock dividend requirements	(20,350)	(23,068)	(60,114)	(68,451)

Net income (loss) attributable to common stockholders	$(150,447)	$(308,123)	$(100,029)	$204,878

Weighted average number of common shares outstanding	15,811,250	15,737,314	15,809,771	15,733,380

Preferred Stock Common Share Equivalents	-	-	-	-

Dilutive Stock Options outstanding for the Period	-	688,798	-	761,825

Dilutive Warrants outstanding for the Period	-	1,188,496	-	1,480,825

Weighted average number of common and equivalent shares outstanding	15,811,250	17,614,608	15,809,771	17,976,030

Net income (loss) per common share	$(0.01)	$(0.02)	$(0.01)	$0.01